UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 28, 2012

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling,com Tel: (646) 284-9416

TGS Reports Results for the Full Fiscal Year and

Fourth Quarter ended December 31, 2011

FOR IMMEDIATE RELEASE: Tuesday, February 28, 2012

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) today reported a net income of Ps. 230.7 million, or Ps. 0.290 per share, (Ps. 1.452 per ADS) for the full fiscal year 2011, compared to Ps. 133.1 million, or Ps. 0.168 per share, (Ps. 0.838 per ADS) in the fiscal year ended December 31, 2010. The net income increase, of Ps. 97.6 million, is mainly due to the negative impact generated in 2010 associated with the derecognition of the Ps. 122.1 million revenue related to the 20% natural gas transportation tariff increase that was granted by the Argentine government, and which was retroactive to September 1, 2008. In addition, the operating income generated by the production and commercialization of natural gas liquids (“Liquids”) business segment rose by Ps. 103.1 million. However, the labor cost increase of Ps. 57.9 million partially offset both effects.

Net income for 2011’s fourth quarter amounted to Ps. 79.0 million, or Ps. 0.099 per share (Ps. 0.497 per ADS), compared with Ps. 20.1 million, or Ps. 0.025 per share (Ps. 0.126 per ADS) registered in the same year-ago quarter. The derecognition in 2010 of the 20% tariff increase explained most of the positive variation of the 2011’s fourth quarter net income compared to the net income reported in the same 2010 quarter. This effect reduced the 2010 fourth quarter net income by Ps. 77 million.

Additionally, the Liquids business operating income increased by Ps 37.2 million in the 2011 quarter. Notwithstanding, increases in foreign exchange rate loss of Ps. 22.8 million and labor cost of Ps. 18.5 million partially offset the above-mentioned positive effects.

Year-Ended December 31, 2011 versus 2010

TGS posted total net revenues of Ps. 1,853.9 million at the close of the fiscal year ended December 31, 2011, compared to Ps. 1,653.0 million registered in 2010’s fiscal year.

Natural gas transportation revenue amounted to Ps. 575.6 million for the fiscal year ended December 31, 2011, compared to Ps. 551.0 million registered in 2010’s fiscal year. The rise of Ps. 24.6 million is mainly due to the revenues generated by the operation and maintenance of the gas transportation assets which started their operation in 2010 and 2011, and belong to the gas trusts, as explained below.

The natural gas transportation segment represented approximately 31% and 33% of the Company’s total revenue in 2011 and 2010, respectively. Natural gas transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the gas transportation assets, which belong to the gas trusts created by the Argentine government to expand the transportation capacity of the pipeline system. This segment is subject to “ENARGAS” (the National Gas Regulatory Body) regulation.

The Production and Commercialization of Liquids segment revenue increased 16.7% to Ps. 1,179.2 million in 2011, from Ps. 1,010.4 million in 2010. This increase is mainly due to (i) higher export revenues, which were driven by an increase of between 15% and 24% in average international prices, (ii) higher ethane price, established in the contract, and (iii) better price adjustments set for the new propane and butane export agreement. However, fewer Liquids tons exported partially offset the effects mentioned above.

Liquids production and commercialization revenue accounted for approximately 64% and 61% of the total revenue for the fiscal years ended December 31, 2011 and 2010, respectively. Liquids production and commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, which connects each of TGS’s main pipelines, and where ethane, propane, butane and natural gasoline are recovered. The commercialization of Liquids is made for both the Company’s own account and on behalf of its clients.

In the year ended December 31, 2011, Other Services revenues amounted to Ps. 99.1 million, an 8.2% increase compared to the year 2010. This  was mainly explained by higher revenues generated by management construction services rendered in connection with pipeline expansion works, as well as revenues generated by works associated with the liquified natural gas regasifiying operation carried out by TGS to increase its supply capacity.

The Other Services segment mainly consists of midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 5% and 6% for the years ended December 31, 2011 and 2010, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at the wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the fiscal year ended December 31, 2011, rose by Ps. 133.9 million, compared to the year 2010. This variation is mostly attributable to: (i) a Ps. 63.7 million increase in export taxes, derived mainly from higher international prices, and, (ii) higher labor costs amounting to Ps. 57.9 million.

The other operating expense of Ps. 122.1 million reported in 2010 corresponded to the derecognition of the revenue related to the 20% tariff increase that was granted by the Argentine government, and which was retroactive to September 1, 2008. The derecognition was registered as the ENARGAS had not authorized the billing of the tariff increase, along with the fact, that ENARGAS and the Ministry of Federal Planning, Public Investment and Services, respectively, had filed an appeal against the verdict issued by the Judge, who had upheld the acción de amparo (a summary proceeding to guarantee constitutional rights) filed by TGS in order to obtain the implementation of the new tariff increase schedule.

Other expenses, net, experienced a negative variation of Ps. 5.7 million mainly due to higher contingency accruals amounting to Ps. 3.5 million. In addition, for the years ended December 31, 2011 and 2010, this line includes revenues of Ps. 16.0 million and Ps. 18.6 million, respectively, associated with the early-cancellation of contracts with clients.

Net financial expense increased to Ps. 188.8 million in 2011, from Ps. 163.2 million in 2010. This variation is primarily due to a higher depreciation of the local currency when compared to the previous year, which explained mostly the Ps. 37.9 million higher foreign exchange rate loss. This effect was partially offset by a tax receivable discount of Ps. 17.0 million registered in 2010. This tax receivable was generated by the derecognition of the tariff increase mentioned above.

For 2011, TGS reported a Ps. 128.8 million income tax expense, compared to Ps. 68.3 million reported in 2010. The Ps. 60.5 million increase is related to a higher taxable income reported in 2011 compared to 2010.

Fourth Quarter 2011 vs. Fourth Quarter 2010

TGS posted in the three-month period ended December 31, 2011, total net revenues of Ps. 608.1 million compared to Ps. 429.4 million in the same period ended December 31, 2010.

Gas transportation revenue during 2011’s fourth quarter was Ps. 139.6 million, 72.6% above the Ps. 80.9 million reported in the same previous year period. This positive variation is principally explained by the fact that revenue reported in the fourth quarter of 2010 includes the elimination of revenues by an amount of Ps. 46.5 million, which had been accounted in the nine-month period ended September 30, 2010.

Revenues generated by the Liquids production and commercialization business segment amounted to Ps. 434.1 million in 2011’s fourth quarter, up from Ps. 324.7 million in the same previous year period, representing a 33.7% increase, which was mainly attributable to: (i) higher Liquids international prices during 2011’s fourth quarter, (ii) a better price adjustments established in the LPG export agreement, and (iii) more Liquids tons exported.

In 2011’s fourth quarter, Other Services revenues amounted to Ps. 34.4 million, a 44.5% rise when compared to revenues of Ps. 23.8 million in the same 2010 period. This increase resulted from higher sales generated by the management construction services (associated with the expansion of TGS’s pipeline system).

Costs of sales and administrative and selling expenses for the fourth quarter of 2011 increased by Ps. 110.2 million to Ps. 430.4 million, from Ps. 320.2 million in the same quarter of 2010. This variation is mainly due to a Ps. 39.2 million rise in export tax, a Ps. 21.5 million increase in variable costs of Liquids’ business and higher labor costs by Ps. 18.5 million. The increase in Liquids variable costs is mainly attributable to the rise of the tariff charge created by the Argentine Government in 2008 to finance the imports of natural gas. The tariff charge has increased, effective from December 1, 2011, from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas.

The Ps. 122.1 million other operating expense reported in fourth quarter of 2010 corresponded to the derecognition of the revenue related to the 20% tariff increase mentioned above.

Other income / (expense), net registered a negative variation of Ps. 24.4 million in the fourth quarter of 2011 compared with 2010’s fourth quarter. This variation mainly stems from a Ps. 18.6 million revenue accounted in 2010’s quarter, which corresponded to the early cancellation of a firm transportation contract.

Net financial (expense) / income recorded a negative variation of Ps. 74.3 million. The reversion of Ps. 56.0 million of the financial discount adjustment derived from the valuation of the 20% tariff increase receivable, which was accounted in the fourth quarter of 2010, along with the Ps. 22.8 million higher exchange foreign loss (as the result of the higher depreciation of the local currency) mostly explained the variation of this statement of income line.

In the quarter ended December 31, 2011, income tax expense increased by Ps. 33.2 million, compared to the same period of 2010. This rise stems from a higher taxable income reported in 2011’s fourth quarter.

Liquidity and Capital Resources

Cash flow from operating activities in 2011, amounted to Ps. 440.4 million, which increased 37% compared to cash flow from operating activities generated in 2010. This increase is mainly explained by additional Ps. 90.2 million in cash flow generated by the Liquids business.

Cash flow used to finance activities increased by Ps. 792.6 million, mainly as the result of the higher dividend paid in June 2011, which amounted to Ps. 976.0 million compared to Ps. 30.3 million paid in the second quarter of 2010.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%; and (iii) EPCA S.A. (which was acquired by Pampa Energía S.A. on April 8, 2011 after obtaining the corresponding governmental approvals) with the remaining 10%.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the years ended

December 31, 2011 and 2010

(In millions of Argentine pesos)

Year ended December 31, 2011	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	575.6	1,179.2	99.1	-	1,853.9
Operating income / (loss)	150.5	507.8	4.4	(110.2)	552.5
Depreciation of PP&E	159.4	41.5	12.9	6.6	220.4
Additions to PP&E	106.0	33.2	26.5	11.5	177.2
Identifiable assets	3,622.0	617.8	253.0	531.3	5,024.1
Identifiable liabilities	445.7	162.8	13.3	2,448.8	3,070.6

Year ended December 31, 2010
Net revenues	551.0	1,010.4	91.6	-	1,653.0
Operating income / (loss)	63.5	404.7	14.5	(119.3)	363.4
Depreciation of PP&E	156.8	38.6	12.5	6.3	214.2
Additions to PP&E	75.8	33.9	34.5	11.5	155.7
Identifiable assets	3,707.7	497.9	250.5	1,155.2	5,611.3
Identifiable liabilities	387.9	160.5	18.7	2,345.4	2,912.5

Breakdown of Net Financial Expense for the years ended

December 31, 2011 and 2010

(In millions of Argentine pesos)

	2011	2010
Generated by Assets
Interest	26.3	16.2
Other receivables discounted value gain / (loss)	7.9	(17.0)
Foreign exchange gain	58.9	46.1
Subtotal	93.1	45.3
Generated by Liabilities
Interest expense	(144.5)	(128.8)
Foreign exchange loss	(117.3)	(66.7)
Others	(20.1)	(13.0)
Subtotal	(281.9)	(208.5)
Total	(188.8)	(163.2)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of December 31, 2011 and 2010
(In millions of Argentine pesos)

	2011	2010
Current assets		
Cash and deposits in banks	234.2	470.1
Investments, net	225.1	619.4
Trade receivables, net	340.3	317.0
Other receivables	71.6	52.3
Inventories	7.6	12.9
Total current assets	**878.8**	**1,471.7**
Non current assets		
Trade receivables	52.1	9.0
Other receivables	74.0	64.9
Investments, net	3.2	2.0
Property, plant and equipment, net	4,012.6	4,059.2
Intangible assets, net	3.4	4.5
Total non current assets	**4,145.3**	**4,139.6**
Total assets	**5,024.1**	**5,611.3**
Current liabilities		
Accounts payable	291.5	293.8
Loans	15.9	14.6
Payroll and social security taxes payable	53.1	37.5
Taxes payable	49.1	97.3
Advances from customers	29.2	18.0
Other liabilities	5.7	6.0
Provisions for contingencies	130.8	106.9
Total current liabilities	**575.3**	**574.1**
Non current liabilities		
Loans	1,609.8	1,487.1
Taxes payable	604.4	624.1
Advances from customers	281.1	227.2
Total non current liabilities	**2,495.3**	**2,338.4**
Total liabilities	**3,070.6**	**2,912.5**
Shareholders' equity	**1,953.5**	**2,698.8**
Total liabilities and shareholders' equity	**5,024.1**	**5,611.3**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the years ended December 31, 2011 and 2010

(In millions of Argentine pesos)

	2011	2010
Cash flows provided by operating activities		
Net income for the year	230.7	133.1
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	220.4	214.2
Amortization of intangible assets	1.0	1.1
Consumption of materials	3.5	5.7
Increase in allowances and provisions	28.2	48.6
Write off of intangible assets retired	0.0	0.3
(Gain) /loss on related companies	(1.5)	(1.2)
Interest accrual generated by investments other than cash and cash equivalent	(1.8)	0.0
Interest expense accrual	144.5	128.8
Result of debt prepayment	0.0	(5.1)
Interest expense paid	(122.9)	(119.0)
Income tax accrued	128.8	68.3
Income tax and asset tax paid	(186.0)	(191.6)
Foreign exchange loss	110.5	69.1
Changes in assets and liabilities:		
Trade receivables	(69.8)	61.3
Other receivables	(27.5)	(75.5)
Inventories	5.3	(0.5)
Accounts payable	7.0	32.1
Payroll and social security taxes	15.5	(7.9)
Taxes payable	(11.4)	7.4
Advances from customers	(32.8)	(41.5)
Other liabilities	(0.2)	1.2
Provisions for contingencies	(1.1)	(8.4)
Cash flows provided by operating activities	**440.4**	**320.5**
Cash flows used in investing activities		
Additions to property, plant and equipment	(168.3)	(143.7)
Investments other than cash and cash equivalent	(109.4)	0.0
Dividends collected	0.3	0.9
Cash flows used in investing activities	**(277.4)**	**(142.8)**
Cash flows used in financing activities		
Advances from customers	70.1	(30.3)
Dividens paid	(976.0)	(83.0)
Payment of loans	0.0	0.0
Cash flows used in financing activities	**(905.9)**	**(113.3)**
Net decrease in cash and cash equivalents	**(742.9)**	**64.4**
Cash and cash equivalents at the beginning of the year	**1,089.5**	**1,025.1**
Cash and cash equivalents at the end of the year	**346.6**	**1,089.5**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: February 28, 2012